[Reference Translation]

May 11, 2022

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203Prime of Tokyo Stock Exchange
and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Masayoshi Hachisuka, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning Partial Amendments to the Articles of Incorporation

Toyota Motor Corporation (“TMC”) hereby informs you that at the meeting of its Board of Directors held on May 11, 2022, TMC resolved to propose the “Matter of Partial Amendments to Articles of Incorporation” at its 118th Ordinary General Meeting of Shareholders scheduled to be held in June 2022, as described below.

1.	Reason for Amendments to Articles of Incorporation

The amended provisions stipulated in the proviso to Article 1 of the supplementary provisions of the “Act Partially Amending the Companies Act” (Act No. 70 of 2019) will be enforced on September 1, 2022. Accordingly, in order to prepare for the introduction of the system for electronic provision of materials for general shareholders’ meetings, the Articles of Incorporation of TMC shall be amended as follows.

(1)	The proposed Article 15, Paragraph 1 provides that information contained in the reference documents, etc. for a general meeting of shareholders shall be provided electronically.

(2)	The purpose of the proposed Article 15, Paragraph 2 is to establish a provision to limit the scope of reference documents, etc. to be sent in paper form to shareholders who have requested them.

(3)

The provisions related to internet disclosure and “Deemed Delivery of Reference Documents, etc. for General Meeting of Shareholders” (Article 15 of the current Articles of Incorporation) will become unnecessary and will therefore be deleted.

(4)	In line with the above establishment and deletion of provisions, supplementary provisions related to the effective date and other matters shall be established.

2.	Details of Amendments to Articles of Incorporation

The details of the amendments are as described in the Exhibit.

3.	Schedule

(1)	Date of General Meeting of Shareholders for Amendments to the Articles of Incorporation: June 15, 2022 (Scheduled)

(2)	Effective Date of Amendments to the Articles of Incorporation June 15, 2022 (Scheduled)

(Note)	The details described above are subject to the approval at TMC’s 118th Ordinary General Meeting of Shareholders scheduled to be held on June 15, 2022.

Exhibit

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
Article 15. (Deemed Delivery of Reference Documents, etc. for General Meeting of Shareholders)	(Deleted)

1.     Upon convening a general meeting of shareholders, the Corporation may deem that the information which is required to be described or indicated in reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall be provided to the shareholders, in the event that it is disclosed, pursuant to laws and regulations, through the method by which shareholders may receive such information through an electronic means.

(Newly established)	Article 15. (Measures for Electronic Provision of Information, etc.)

1.     Upon convening a general meeting of shareholders, the Corporation shall provide information contained in reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements and other documents to shareholders electronically pursuant to laws and regulations.

2.     Among the matters to be provided electronically, the Corporation may choose not to include all or part of the matters stipulated in the Ordinance of the Ministry of Justice in the paper copy to be sent to shareholders who have requested it by the record date for vesting voting rights.

Current Articles of Incorporation	Proposed Amendments
(Newly established)	(Supplementary Provisions)

Article 1.  The deletion of the Article15. (Deemed Delivery of Reference Documents, etc. for General Meeting of Shareholders) of the current Articles of Incorporation and the establishment of the proposed Article 15. (Measures for Electronic Provision of Information, etc.) shall come into effect as of September 1, 2022, the date of enforcement of the amended provisions stipulated in the proviso to Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) (the “Effective Date”).

Article 2.  Notwithstanding the provisions of the preceding paragraph, Article 15. of the Articles of Incorporation before the amendment shall remain in force with respect to a general meeting of shareholders to be held on a date within six months from the Effective Date.

Article 3.  These supplementary provisions shall be deleted after the lapse of six months from the Effective Date or three months after the General Meeting of Shareholders mentioned in the preceding paragraph, whichever is later.